February 14, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Grid Petroleum Inc.

I was previously the independent registered public accounting firm for Grid Petroleum Inc. Under the date of June 25, 2012, I reported on the financial statements of Grid Petroleum Inc. as of March 31, 2012 and 2011, and for the years ended March 31, 2012 and 2011 and for the period from September 19, 2006 (formation) to March 31, 2012.

EffectiveFebruary 11, 2013I was dismissedas the independent registered public accounting firm. I have read Grid Petroleum Inc. disclosures included in Item 4.01“Changes in Registrant’s Certifying Accountant”onGrid Petroleum Inc. Form 8-K dated February xx, 2013 to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s /John Kinross Kennedy

JOHN KINROSS-KENNEDY